February 13, 2018

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	electroCore, LLC – Confidential Submission of the Draft Registration Statement on Form S-1

Dear Sir/Madam,

On behalf of our client, electroCore, LLC, a limited liability company organized under the laws of Delaware and following a statutory conversion, a corporation organized under the laws of Delaware (the “Company”), we are hereby submitting a draft registration statement on Form S-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of shares of the Company’s common stock, par value $0.001 per share, via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

Financial Statements, etc.

The Company has included in this submission its audited consolidated financial statements as of and for the year ended December 31, 2016. As an emerging growth company, the Company has omitted its financial information for the years before 2016.

The Company respectfully advises the staff of the Commission (the “Staff”) that, in submitting the Draft Registration Statement, it is relying on Section 71003 of the Fixing America’s Surface Transportation Act, which permits the omission of the financial statements as of and for the nine months ended September 30, 2016 and 2017, because the Company expects to file its financial information as of and for the year ended December 31, 2017 in its next confidential submission of the Draft Registration Statement, and in any event, in the first public filing of its registration statement on Form S-1. The Company undertakes that prior to the Company distributing a preliminary prospectus to investors, the registration statement on Form S-1 will include the Company’s audited consolidated financial statements as of and for the year ended December 31, 2017 (the “2017 Financial Statements”) as required by Regulation S-X under the Securities Act.

The Company also respectively advises the Staff that it has omitted certain executive compensation information pending completion of option award valuations that will be contained in the 2017 Financial Statements. The Company will also include completed disclosure with respect to these matters in its next confidential submission of the Draft Registration Statement.

* * *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at 212.768.5379 or via e-mail at john.cleary@dentons.com or James Simone, the audit engagement partner at KPMG LLP, by telephone at 973.912.6377or via email at jvsimone@kpmg.com. KPMG LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ John L. Cleary, II
John L. Cleary, II, Partner, Dentons US LLP

cc:	Francis R. Amato, Chief Executive Officer, electroCore, LLC
Glenn Vraniak, Chief Financial Officer, electroCore, LLC
Ira L. Kotel, Partner, Dentons US LLP
Peter Andrinos, Partner, Latham & Watkins LLP
James Simone, Audit Partner, KPMG LLP